Exhibit 12
UNISYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS (UNAUDITED)
($ in millions)

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Fixed charges
Interest expense	$32.3	$52.8	$27.4	$11.9	$9.2	$9.9
Interest capitalized during the period	2.6	4.2	3.0	3.1	4.0	3.2
Amortization of revolving credit facility expenses	0.1	0.7	0.4	1.5	1.6	1.6
Portion of rental expense representative of interest	11.6	23.9	25.8	26.9	27.9	28.4
Total Fixed Charges	46.6	81.6	56.6	43.4	42.7	43.1
Preferred stock dividend requirements(i)	—	—	—	—	2.7	16.2
Total fixed charges and preferred stock dividends	46.6	81.6	56.6	43.4	45.4	59.3
Earnings
Income (loss) before income taxes	82.9	(72.1)	20.5	(58.8)	145.5	219.4
Add amortization of capitalized interest	1.8	3.2	3.1	3.7	4.5	5.0
Subtotal	84.7	(68.9)	23.6	(55.1)	150.0	224.4
Fixed charges per above	46.6	81.6	56.6	43.4	42.7	43.1
Less interest capitalized during the period	(2.6)	(4.2)	(3.0)	(3.1)	(4.0)	(3.2)
Total earnings	$128.7	$8.5	$77.2	$(14.8)	$188.7	$264.3
Ratio of earnings to fixed charges	2.76	*	1.36	*	4.42	6.13
Ratio of earnings to fixed charges and preferred stock dividends(ii)	2.76	N/A	1.36	N/A	4.16	4.46

(i)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a valuation allowance against its net deferred tax assets.

(ii)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.

*	Earnings for the years ended December 31, 2017 and 2015 were inadequate to cover fixed charges by $73.1 million and $58.2 million, respectively.